April 14, 2020

Via E-mail

Michael Coco

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	The Republic of Argentina
Registration Statement under Schedule B
Filed March 16, 2020
File No. 333-237192

Form 18-K for Fiscal Year Ended December 31, 2018, as amended
Filed October 2, 2019 as amended March 9, 2020
File No. 033-70734

Dear Mr. Coco:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 10, 2020, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K (as amended, the “Annual Report”) of the Republic of Argentina (the “Republic” or “Argentina”).

For your convenience, we have reproduced below, in bold, the Staff’s comments, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the Registration Statement or the Annual Report, as applicable.

We make page references in the responses set forth below as indicated to the pages in the Amendment No. 2 to the Republic’s Annual Report (the “Amendment to the Annual Report”) or Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), as filed via EDGAR on the date hereof.

General

1.

Please disclose any material impact that COVID 19 or the Republic’s response to it has had or may have on Argentina’s economic, political, health or other conditions in both the near and long term that would be important in making an investment decision in the debt securities including its impact on the Republic’s plan to restructure its debt. To the extent possible, please provide specific, tailored and thorough disclosure.

The Republic has included a section titled “The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in the Amendment to the Annual Report (pages D-2 to D-3).

2.

We note the table on page D-159 to Exhibit D to the Form 18-K that describes non-performing debt and the description on pages 13 and 25 of the registration statement that describes an event of default under the 2005 Indenture and the 2016 Indenture, respectively. As applicable, please update the table to the extent that the amount of non-performing debt has increased and explain why.

The Republic has updated the disclosure in the “Public Sector Debt—Performing and Non-Performing Debt” section of the Amendment to the Annual Report (page D-14) to indicate the current amounts of performing debt, non-performing debt and Untendered Debt (as defined in the Annual Report). The Republic notes to the Staff that non-performing debt refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than “Untendered Debt.” Argentina’s non-performing debt encompasses all public debt on which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Untendered Debt refers to public indebtedness on which Argentina defaulted in December 2001, and that was not subsequently tendered by the holders into exchange offers conducted in 2005 and 2010 and that has not been settled under the settlement procedures adopted by Argentina in February 2016. The amount of non-performing debt and Untendered Debt (relating to debt issued prior to December 2001) has decreased over time. As of the date of the annual report, Argentina has remained current on all bonds issued since 2005.

3.	Please revise to include a comprehensive overview of Argentina’s debt restructuring plan.

As of today, Argentina continues to develop its proposal to adjust its debt burden to make it sustainable for the long term, but it is unable to provide a comprehensive overview in the Pre-Effective Amendment filed today. The Republic expects to launch in the coming days a consent solicitation that will be addressed to holders of its foreign-currency-denominated debt securities governed by foreign law (the “Invitation”). It is expected that the Invitation will be open for a period of at least 10 days. The Invitation will be made by means of a Prospectus Supplement to be filed pursuant to Rule 424(b), which may be amended or supplemented (as so amended or supplemented, the “April 2020 Prospectus Supplement”), and the April 2020 Prospectus Supplement will include disclosure describing Argentina’s overall plan to make its debt burden sustainable for the long term.

Registration Statement under Schedule B

4.

We note your disclosure on the cover page of the prospectus that the Republic may offer debt securities in exchange for other debt securities. To the extent that material terms of an exchange are known, please revise the prospectus to include disclosure of them. For example, consider disclosure relating to, but not limited to, the following:

•	How consents and tenders can be withdrawn,

•	How consents will be delivered to the issuer,

•	Causes of termination and how the notice of an extension or termination would be communicated,

•	The effects on the transaction and on bondholders if minimum consent thresholds are not met,

•	Highlighting the material differences between the 2005 and the 2016 indentures, and

•	An explanation of any waterfall provisions.

We may have further comments.

In the Pre-Effective Amendment, the Republic has amended the Registration Statement to clarify that its debt securities may be offered in exchange for outstanding debt securities, which may include an offer by means of modification of outstanding debt securities pursuant to the collective action clause applicable to such outstanding debt securities.

As mentioned above, the Republic expects to launch the Invitation in the coming days, which is one such consent solicitation. It will be addressed to holders of certain of its debt securities, and will be offered pursuant to the April 2020 Prospectus Supplement. The Republic may also use the Registration Statement in the future for other offerings, including offerings involving future modifications.

The material terms of transactions that may be offered under the Registration Statement, are not known at this time and will be disclosed in prospectus supplements. With respect to the Invitation, the April 2020 Prospectus Supplement will include disclosure relating to (i) how consents and tenders can be withdrawn, (ii) how consents will be delivered to the Republic, and (iii) the effects on the transaction and on bondholders if minimum consent thresholds are not met. In anticipation of such filing, we include under Annex A(4) to this letter draft language that Argentina intends to include in the April 2020 Prospectus Supplement, which is responsive to the bullet points above. This language remains subject to change as the terms of the Invitation are finalized.

2005 Indenture and 2016 Indenture

The Republic has included a section titled “Description of the Securities—Certain Differences Between the 2005 Indenture and the 2016 Indenture” in the Pre-Effective Amendment (page 7) highlighting material differences between the 2005 and the 2016 indentures.

Waterfall provisions

The operation of any waterfall provisions for an offering under the Registration Statement will be described in the related Prospectus Supplement. With respect to the waterfall provisions expected to apply to the Invitation, this information will be provided in full in the April 2020 Prospectus Supplement. We expect it to operate as described below (although details continue to be defined). Eligible bonds issued under the 2016 indenture will be grouped by original maturity into four groups (2020/2023, 2026/2036, 2046/2048 and 2117), the first three of which will in turn be subdivided by currency (US$, and Euros grouped with CHF). Subject to finalizing details, (a) holders of US$-denominated eligible bonds will be asked to consent to substitute their bonds for any of four new bonds, with maturities ranging from 2030 to 2048 and interest rates stepping up to 1.75% in the case of the new bonds with the shortest maturity and to 4.875% in the case of the new bonds with the longest maturity, and (b) holders of Euro or CHF-denominated eligible bonds will be asked to consent to substitute their bonds for any of three new bonds with maturities ranging from 2030 to 2047 and interest rates stepping up to 1.5% in the case of the new bonds with the shortest maturity to 4.25% in the case of the new bonds with the longest maturity. In the case of the US$-denominated new bonds, three new bonds will be issued up to a maximum aggregate principal amount for each series (the “bond caps”), while the new bond with the longest maturity will not be subject to a cap. In the case of the Euro-denominated new bonds, two new bonds will be issued up to a bond cap, while the new bond with the longest maturity will not be subject to a cap.

When giving their consent, holders of eligible bonds will be asked to indicate for which of the new bond options they wish their eligible bonds to be substituted. Holders consenting to the proposed modifications with respect to eligible bonds falling within the first group will be entitled to elect among all available options, and their elections will be respected. Holders consenting to the proposed modifications with respect to eligible bond falling within the second group will be entitled to elect among all available options, and their elections will be respected to the extent that the elections made by them for any new bonds do not exceed the applicable bond cap (after giving effect to the election made by the holders in the first group). In the event that elections made by the second group cause the bond cap of any new bond to be exceeded, the eligible bonds of the second group for which consents to substitute for that new bond were given will be prorated and any “excess” eligible bonds will be deemed to have selected, of the other new bond options, the one with the shorter maturity, until that category is exhausted. Any further excess will be deemed to have elected the new bond with the next shortest maturity. The same process will be repeated with respect to eligible bonds for which consents were obtained falling within the third group and then the fourth group. In the event that the proposed modifications take effect with respect to any series of eligible bonds, any holders of such bonds that did not express their consents will be deemed to have elected the new bonds with the longest maturity (denominated in US$ or Euros, as applicable). In the event that the proposed modifications do not take effect with respect to any series of eligible bonds, the non-consenting holders will retain their eligible bonds.

5.

Please disclose whether the exchange offers could be for other debt securities that were issued in private offerings, and if so, please disclose whether the terms of the public debt securities will be the same as the debt securities sold in private offerings.

The Republic has expanded the disclosure under the section “Plan of Distribution” in pages 45 to 46 of the Registration Statement to indicate that in general terms securities issued under the Registration Statement may be offered in exchange for other debt securities that were issued in private offerings, which may have different terms than those offered under the Registration Statement, including with respect to transfer restrictions.

If an exchange offer under the Registration Statement is for other debt securities that were issued in one or more unregistered offerings, the applicable prospectus supplement will say so and will disclose whether the terms of the new securities will be the same as the terms of the debt securities sold in unregistered offerings.

In the case of the Invitation, disclosure on this topic will be included in the April 2020 Prospectus Supplement. The Republic expects that the target securities will include holders of all outstanding series issued under the 2005 Indenture and 2016 Indenture. In the case of the outstanding series issued under the 2005 Indenture, none of those securities were issued in the United States in private offerings. In the case of the Eligible Bonds issued under the 2016 Indenture, the following series of securities were originally issued in the United States in private offerings without registration under the Securities Act:

(i)	U.S. dollar-denominated 6.875 per cent. International Bonds due 2021 (ISIN USP04808AA23);

(ii)	U.S. dollar-denominated 5.625 per cent. International Bonds due 2022 (ISIN USP04808AL87);

(iii)	U.S. dollar-denominated 7.500 per cent. International Bonds due 2026 (ISINs USP04808AC88 and US040114GS35);

(iv)	U.S. dollar-denominated 6.875 per cent. International Bonds due 2027 (ISIN USP04808AM60);

(v)	U.S. dollar-denominated 6.625 per cent. International Bonds due 2028 (USP04808AJ32);

(vi)	U.S. dollar-denominated 7.625 per cent. International Bonds due 2046 (ISINs USP04808AE45 and US040114GU80); and

(vii)	U.S. dollar-denominated 7.125 per cent. International Bonds due 2117 (ISINs USP04808AN44 and US040114HM55) (collectively, the “Unregistered Eligible Bonds”).

On April 18, 2017 and June 26, 2018, Argentina completed offers to exchange the Unregistered Eligible Bonds for registered bonds with the same terms and conditions as each of the Unregistered Eligible Bonds pursuant to prospectuses filed pursuant to Rule 424(b) dated March 14, 20171 and May 18, 2018,2 respectively. Since less than all of the Unregistered Eligible Bonds were tendered for exchange for registered bonds, certain residual amounts of Unregistered Eligible Bonds remain outstanding. The Unregistered Eligible Bonds will be allowed to participate in the Invitation on the same terms and subject to the same conditions as the other Eligible Bonds. The Unregistered Eligible Bonds were issued under the 2016 Indenture and have the same common terms and conditions as those contemplated for the securities to be offered pursuant to the Invitation.

6.	Please update the prospectus to include any material negotiations that the Republic of Argentina has had recently with bondholders to restructure and/or exchange debt securities.

As mentioned, Argentina continues to develop its proposal to adjust its debt burden to make it sustainable for the long term. As is customary, discussions with certain groups of investors that approached Argentina are on-going as of the date of this letter. The April 2020 Prospectus Supplement will include disclosure describing any material negotiations that Argentina had prior to the launch of its transactions recently with significant groups of bondholders relating to Argentina’s plans to restructure and/or exchange debt securities.

7.	Please include a risk factor section in the prospectus or advise us why such revision is not necessary.

Consistent with its prior filings and a practice that is not uncommon among sovereign issuers, Argentina has not included a risk factor section in its registration statement. As it has done in prior SEC-registered offerings, Argentina intends to include a risk factor section in each prospectus supplement used to offer securities under the registration statement. In particular, Argentina will include a risk factor section in the April 2020 Prospectus Supplement, addressing various types of risks involved in the transaction. The risks specifically related to the transaction will be fully identified and drafted once the details are finalized. In anticipation of such filing, we include under Annex A(7) to this letter draft language of the risk factor captions that Argentina intends to include in the Prospectus Supplement, which we believe will be responsive to the staff’s comment insofar as the Invitation is concerned. This language may change as specific transaction terms are developed.

[1]	Link to EDGAR: https://www.sec.gov/Archives/edgar/data/914021/000119312517081458/d314222d424b3.htm .
[2]	Link to EDGAR: https://www.sec.gov/Archives/edgar/data/914021/000119312518167569/d585796d424b5.htm .

Cover Page

8.

We note your disclosure on the cover page that debt securities will be issued under either the 2005 Indenture or the 2016 Indenture. If known, please discuss under which trust indenture such debt securities will be issued including any exchange offering.

With respect to the Invitation, it is the Republic’s intention to offer only securities to be issued under the 2016 Indenture. This will be disclosed on the cover page of the April 2020 Prospectus Supplement. The Republic cannot rule out that holders of eligible securities that were issued under the 2005 Indenture may decline the Republic’s offer to substitute those securities for securities issued under the 2016 Indenture. Accordingly, the Republic reserves the possibility to offer securities issued under the 2005 Indenture, either pursuant to an amendment to the Invitation or in other, future offerings under the Registration Statement.

Forward-Looking Statements, page 2

9.	We note your disclosure that “undue reliance should not be placed on such statements.” Please revise to disclose whether such information is reliable.

The Republic has revised the disclosure in the “Forward-Looking Statements” section of the Pre-Effective Amendment (page 2). For the Staff’s ease of review, we include under Annex A(9) to this letter a strikethrough comparison of the revised disclosure.

Preservation of Defenses, page 4

10.	We note your disclosure that the “Republic may in its sole discretion … attribute a value to such claim … for any other purpose.” Please revise to explain this statement in greater detail.

The Republic has revised the disclosure in the “Preservation of Defenses” section of the Pre-Effective Amendment (page 4). For the Staff’s ease of review, we include under Annex A(10) to this letter a strikethrough comparison of the revised disclosure.

Enforcement of Civil Liabilities, page 5

11.

We note your disclosure that “the courts of Argentina will enforce a judgement in accordance with the terms of the treaties entered into between Argentina and the country in which the judgement was issued.” Please revise to describe any treaties that have been entered into between Argentina and the United States that would be applicable to claims brought by investors in this debt offering in U.S. courts. If no applicable treaty exists, please affirmatively state in the prospectus.

The Republic has revised the disclosure in the “Enforcement of Civil Liabilities” section of the Pre-Effective Amendment (page 5). For the Staff’s ease of review, we include under Annex A(11) to this letter a strikethrough comparison of the revised disclosure.

Description of the Securities, page 7

12.

The disclosure states that the prospectus supplement may also add, update or change information contained in this prospectus. Please revise to be consistent with the undertaking in Part II of the registration statement.

The Republic has revised the disclosure in the “About this Prospectus” section of the Pre-Effective Amendment (page 1). For the Staff’s ease of review, we include under Annex A(12) to this letter a strikethrough comparison of the revised disclosure.

Exhibit 99.1 to Form 18-K/A

13.	To the extent possible, please update all statistics and information in the Form 18-K to provide the most recent data.

The Annual Report, as amended by the Amendment to the Annual Report filed on the date hereof, reflects the most recent statistics and information available.

14.

Please update to include the gross amount of performing and nonperforming public debt outstanding, to the extent such information is material and available, as disclosed on page D-166 of Exhibit 99.D. to the Form 18-K for fiscal year ended December 31, 2018.

The Republic has revised the disclosure in the “Public Sector Debt—Performing and Non-Performing Debt” section of the Amendment to the Annual Report (page D-14) to indicate the current amounts of performing debt, non-performing debt and Untendered Debt.

15.	Please update to discuss any debt restructuring negotiations between the IMF and the Republic of Argentina.

The Republic has included a section titled “Public Sector Debt—Treatment of the Republic’s debt with the IMF” in the Amendment to the Annual Report (page D-14).

Exhibit 99.D. to Form 18-K

Inflation D-22

16.

We note your disclosure on page D-3 that inflation increased 53.8% in 2019. Please revise the disclosure to discuss in greater detail the risks of hyperinflation, including substantial effects on the economy and currency value.

The Republic takes note of the Staff’s comment. In spite of the inflationary trends that characterized recent years, based on information gathered for the first two months of 2020, and subject to the adverse impact of the COVID-19 crisis, which has been addressed elsewhere, the Republic considers that there is not increased risk of hyperinflation at this stage.

Debt by Interest Rate, page D-162

17.	For interest rates that are floating, please include a range of values.

The Republic has revised the disclosure in the “Public Sector Debt” section of the Amendment to the Annual Report (page D-14).

We are grateful for your assistance in this matter. Please do not hesitate to call me at +1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Andres de la Cruz
Andrés de la Cruz

Annex A(4) — Draft Excerpts from draft of April 2020 Prospectus Supplement

•	How consents and tenders can be withdrawn,

Revocation of Consents and Tender Orders

Following the Expiration, Consents and Tender Orders may no longer be validly revoked. Any Consents or Tender Orders properly revoked will be deemed not validly delivered for purposes of the Consent Solicitation and Exchange Offer, as applicable. Any permitted revocation of a Consent or Tender Order may not be rescinded; provided, however, that Holders of Eligible Bonds for which Consents or Tender Orders have been revoked may deliver new Consents and Tender Orders with respect to such Eligible Bonds by following one of the appropriate procedures described in this prospectus supplement at any time prior to the Expiration.

A valid revocation of a Consent prior to the Expiration shall be deemed a revocation of any related Tender Order, and a valid revocation of a Tender Order prior to the Expiration shall be deemed a revocation of the related Consent. A Holder wishing to revoke its Tender Order but maintain the related Consent must revoke the Tender Order (and thereby revoke the related Consents) in accordance with the procedures described below and thereafter redeliver the Consents in accordance with the applicable procedures described under “—Delivery of Consents.”

In the event of a termination or withdrawal of the Invitation, Eligible Bonds tendered pursuant to the Tender Orders will be promptly returned to you or credited to your account through DTC and your DTC participant and Consents delivered pursuant to the Consent Solicitations will be of no force or effect.

For a revocation of Consents or Tender Orders to be effective, a written or facsimile transmission notice of withdrawal of Eligible Bonds must be received by the Depositary at or prior to the Expiration, by a properly transmitted “Request Message” through ATOP if Eligible Bonds were tendered through ATOP. Any such notice of withdrawal must (a) specify the name of the person who delivered Consents or Tender Orders to be revoked, the name in which the Eligible Bonds are registered (or, if tendered by a book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the owner of such Eligible Bonds), if different from that of the person who deposited the Eligible Bonds, and (b) include the principal amount of Eligible Bonds to be revoked or with respect to which Consents or Tender Orders are being revoked.

Revocation of Consents and Tender Orders can only be accomplished in accordance with the foregoing procedures.

All questions as to the form and validity (including time of receipt) of any notice of revocation of a Consent or Tender Order will be determined by us, which determination shall be final and binding. None of us, the Dealer Managers, the Information and Exchange Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of revocation or incur any liability for failure to give any such notification.

In addition, if we terminate the Exchange Offer without accepting any tenders for exchange, all Consents and Tender Orders shall automatically be deemed to be revoked.

•	How consents will be delivered to the issuer, [subject to discussion with information agent]

Delivery of Consents

Holders of Eligible Bonds wishing to deliver Consents through ATOP without submitting a corresponding Tender Order must temporarily deposit the related Eligible Bonds with the Information and Exchange Agent, acting as depositary (the “Depositary”), in a contra-CUSIP number established by DTC until the Expiration. Trading of deposited Eligible Bonds is not permitted. All participating Holders who deliver their Consents but not a Tender Order should understand that the Eligible Bonds as to which such Consents are delivered will be held by the Depositary and transfers will be blocked until they are returned to the Holder. The Depositary will instruct DTC to release the positions as soon as practicable but no later than three business days after either the Expiration [or subsequent date following the Expiration and not exceeding forty-five calendar days from the date hereof].

Holders wishing to deliver Consents without submitting a corresponding Tender Orders must indicate in the Agent’s Message that such Holder has elected to Consent to the applicable Proposed Modifications but not to deliver a Tender Order pursuant to the Exchange Offer. A Holder that has delivered a Consent through ATOP without submitting a corresponding Tender Order wishing thereafter to submit a Tender Order must withdraw its Consent and submit a new ATOP instruction to deliver a new Consent together with the Tender Order with respect to such Eligible Bonds.

The transfer of Eligible Bonds will not have the effect of revoking any Consent previously given by the registered Holder of those Eligible Bonds, and that Consent will remain valid unless revoked by the person in whose name such Eligible Bonds are then registered on the register for Eligible Bonds. Revocation will be effective only if the Information and Exchange Agent receives the notice of revocation at or prior to the Expiration.

Tender of Eligible Bonds

The delivery of a Tender Order by a Holder (and subsequent acceptance of such tender by us) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Republic in accordance with the terms and subject to the conditions set forth herein, which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

The procedures by which Eligible Bonds may be tendered by beneficial owners who are not registered Holders will depend upon the manner in which Eligible Bonds are held.

Eligible Bonds Held Through a Custodian

If a Holder holds its Eligible Bonds through a custodian, a Holder may not deliver their Consent or Tender Order directly. Holders should contact that custodian to deliver their Consent or Tender Order on their behalf. In the event that a Holder’s custodian is unable to deliver their Consent or Tender Order through the applicable clearing system, as applicable, on a Holder’s behalf, Holders should contact the Dealer Managers for assistance in deliver their Consent or Tender Order. There can be no assurance that the Dealer Managers will be able to assist a Holder in timely submitting its Consent or Tender Order.

Eligible Bonds Held Through DTC

The Invitation is being made to all persons in whose name an Eligible Bond was registered as of the Record Date. We expect that DTC will issue an “omnibus proxy” authorizing the DTC Participants holding Eligible Bonds as of the Record Date (as set forth in a securities position listing of DTC as of the Record Date) to execute Consents and Tender Orders with respect to those Eligible Bonds as if those DTC Participants were the Holders of those Eligible Bonds; accordingly, we will deem those DTC Participants for purposes hereof to be Holders of those Eligible Bonds, and we will deem Consents or Tender Orders executed by those DTC Participants or their duly appointed proxies with respect to those Eligible Bonds to be valid Consents or Tender Orders, as applicable, with respect to those Eligible Bonds.

If Holders hold their Eligible Bonds through DTC, Holders must arrange for a direct participant in DTC to deliver their Consent or Tender Order through ATOP and follow the procedure for book-entry transfer set forth below, as applicable. [DTC has confirmed that the Invitation is eligible for ATOP]. Accordingly, a DTC participant must electronically transmit its submission of Consent and Tender Order, if applicable, in accordance with DTC’s ATOP procedures for the Invitation. DTC will then send an Agent’s Message to the Information and Exchange Agent.

Holders of Eligible Bonds wishing to deliver Consents through ATOP without tendering the corresponding Eligible Bonds must temporarily deposit the related Eligible Bonds with the Information and Exchange Agent in a contra-CUSIP number established by DTC until the Expiration. Trading of deposited Eligible Bonds is not permitted. All participating Holders who only wish to participate in the Consent Solicitation but not in the Exchange Offer should understand that the Eligible Bonds as to which such Consents are delivered will be held by the Information and Exchange Agent and transfers will be blocked until they are returned to the Holder. The Depositary will instruct DTC to release the positions as soon as practicable but no later than [●] business days after the Expiration and not exceeding [●] calendar days from the date hereof.

A(4)—2

A Holder that has delivered Consents through ATOP without tendering the corresponding Eligible Bonds wishing thereafter to tender such Eligible Bonds must revoke its Consent and submit a new ATOP instruction to tender and deliver Consents with respect to such Eligible Bonds.

The term “Agent’s Message” means a message, transmitted by DTC, received by the Information and Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the terms of the Invitation (as set forth in these Invitation Materials), including, for the avoidance of doubt, that by tendering Eligible Bonds in exchange for newly issued New Bonds on the terms and subject to the conditions of the Exchange Offer set forth in this prospectus supplement, a Holder of Eligible Bonds also consents to the Proposed Modifications for such tendered Eligible Bonds and that we may enforce such agreement against such participant. Holders who intend to exchange their Eligible Bonds on the day the Invitation expires should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date.

A Holder’s offer must be submitted through DTC’s ATOP system in accordance with the deadlines and procedures established by DTC, and an Agent’s Message with respect to a Holder’s exchange offer must be received by the Exchange Agent at or prior to the Expiration.

Eligible Bonds Held Through Euroclear, Clearstream or Caja de Valores

If Holders hold their Eligible Bonds through Euroclear, Clearstream or Caja de Valores, Holders must arrange for a Euroclear Participant, a Clearstream Participant or a Caja de Valores Participant, as the case may be, to deliver their Consent or deliver their Consent and tender their Eligible Bonds, which includes “blocking” instructions (as defined herein), to Euroclear, Clearstream or Caja de Valores in accordance with the procedures and deadlines specified by Euroclear, Clearstream or Caja de Valores at or prior to the Expiration.

“Blocking” instructions means:

•	irrevocable instructions to block any attempt to transfer a Holder’s Eligible Bonds on or prior to the Expiration;

•

irrevocable instructions to debit a Holder’s account on or about the Expiration in respect of all of a Holder’s Eligible Bonds, or in respect such lesser portion of a Holder’s Eligible Bonds as are accepted for exchange by us, upon receipt of an instruction by the Information and Exchange Agent to receive a Holder’s Eligible Bonds for us, and

•	an irrevocable authorization to disclose, to the Information and Exchange Agent, the identity of the participant account Holder and account information;

A Holder’s Consent delivery or Consent delivery and tender order, which includes Holder’s “blocking” instructions, must be delivered and received by Euroclear, Clearstream or Caja de Valores in accordance with the procedures established by them and on or prior to the deadlines established by each of those clearing systems. Holders are responsible for informing themselves of these deadlines and for arranging the due and timely delivery of “blocking” instructions to Euroclear, Clearstream or Caja de Valores.

•	Causes of termination and how the notice of an extension or termination would be communicated,

“We reserve the right for any reason, in our sole discretion, to: (i) extend the Expiration with respect to the Consent Solicitation and/or the Exchange Offer, (ii) terminate the Consent Solicitation and/or the Exchange Offer or (iii) amend the Consent Solicitation and/or the Exchange Offer at any time and from time to time by giving oral or written notice thereof to the Information and Exchange Agent. Any extension, amendment or termination of the Invitation by us will be followed as promptly as practicable by press release or other public announcement of such extension, amendment or termination.”

A(4)—3

•	The effects on the transaction and on bondholders if minimum consent thresholds are not met,

Risks of Not Participating in the Invitation

In the Event of Failure of the Invitation, the Republic Faces High Default and Refinancing Risk.

If the Invitation described herein is not completed for any reason, the Republic may not be able to continue regular payments on a portion or all of its indebtedness and faces a significant risk of default, which would further impair the value and trading liquidity of the Eligible Bonds, and it is likely to result in the international capital markets closing to the Republic for the foreseeable future and limited access to official sector financing. On April 5, 2020, the Republic deferred all principal and interest payments due on Argentine-law governed U.S. dollar-denominated debt issued by the Republic until December 31, 2020 or such earlier date as may be determined by the Ministry of Economy. If the conditions for the transactions contemplated in the Invitation are not satisfied or waived (to the extent permitted by law or by the terms of the Invitation) and the Republic does not complete those transactions or other transactions, or if the Republic cannot secure access to private sector funding or additional official sector funding in amounts equivalent to the benefit to the Republic of completing the Invitation, the Republic may not achieve the debt relief it seeks with respect to Eligible Bond and its other local law outstanding indebtedness. Additionally, if the Invitation is not completed, the Republic cannot predict whether, or when, it may be able to implement a successful debt management program affecting the Eligible Bonds or any other outstanding instruments. Further, if the Invitation is not completed and the Republic pursues alternative debt management options with respect to its debt obligations, including in relation to certain or all series of the Eligible Bonds, the terms of such alternative liability management program offered to Holders of Eligible Bonds might be less favorable than those offered in the Invitation.

Risk of Modification of the Terms and Conditions of the Eligible Bonds.

The 2005 Indenture and 2016 Indenture permit specified majorities of Holders of a series or groups of series of Eligible Bonds to approve a modification to the terms and conditions of such Eligible Bonds without the consent of all Holders. Accordingly, if the Requisite Consents applicable to a series or group of series of Eligible Bonds are received and accepted in connection with the Consent Solicitation, the Trustee will be authorized by the Holders of the relevant series of Eligible Bonds to substitute the entirety of such series for the New Bonds as set forth in the Proposed Modifications, including the Eligible Bonds held by Holders that did not provide a Consent in favor of the Proposed Modifications applicable to such series or group of series, subject the amendment and modification provisions of the applicable indenture pursuant to which such series was issued. In addition, Holders that do not provide Consents will not be entitled to deliver Tender Orders in the Exchange Offer.

In addition, following the consummation of the Invitation, a default on or an acceleration of any Eligible Bonds will not result in a cross-default on (or become the basis for a cross-acceleration of) any New Bonds. Even if the Proposed Modifications for a series of Eligible Bonds do not become effective, we cannot assure you that there will not be future restructurings or exchange offers in which the terms of your Eligible Bonds may be changed without your consent contrary to your interest if the required percentage of Holders approve such an offer. • An explanation of any waterfall provisions.

A(4)—4

Annex A(7) — Draft Risk Factors from April 2020 Prospectus Supplement

[FROM “RISK FACTORS”]

Participating in the Invitation involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.

Risk Factors Relating to the Invitation

Risks of Not Participating in the Invitation

In the Event of Failure of the Invitation, the Republic Faces High Default and Refinancing Risk.

Risk of Modification of the Terms and Conditions of the Eligible Bonds.

Risks of Participating in the Invitation

Differences between the financial terms of the Eligible Bonds and the New Bonds.

Collective Action Clauses

Re-Designation of the Affected Series

Proration of Eligible Bonds in the Exchange Offer

Failure of Holders of Eligible Bonds to comply with the procedures of the Invitation may result in such Holders’ Eligible Bonds not being exchanged as intended. Consents and Tender Orders from Ineligible Holders will be rejected.

Holders of Eligible Bonds who do not participate in the Invitation could attempt to challenge the progress or consummation of the Invitation by seeking an injunction or pursuing other legal remedies.

Compliance with jurisdictional restrictions.

No assurance the Invitation will be completed. Holders of Eligible Bonds should understand the schedule and terms of the Invitation before tendering ay Eligible Bonds.

Restrictions on transfer of Eligible Bonds for which Consents or Tender Orders are submitted.

Risks of not Participating in the Exchange Offer

If the Proposed Amendments with respect to one or more series of Eligible Bonds is not successful and an Exchange Offer with respect to a significant portion of Eligible Bonds of any such series is completed, the trading market for any series of Eligible Bonds that remains outstanding may become illiquid, which may adversely affect the market value of any Eligible Bonds of such series and the ability of holders to sell Eligible Bonds.

Risks Factors Relating to the New Bonds

There is no prior market for the New Bonds; if one develops, it may not be liquid. In addition, a listing of the New Bonds on a securities exchange cannot be guaranteed.

The Republic’s Future Access to Financing may be Restricted

Potential Challenges to the Republic’s Payments on the New Bonds

It may be difficult for you to obtain or enforce judgments against the Republic.

Exchange rate fluctuations may adversely affect value.

Changes in market interest rates may adversely affect value.

[Risk of Averse Tax Consequences]

Investment Considerations Relating to the Republic

The novel coronavirus could have an adverse effect on our economy.

[RF relating to Argentina to be included]

A(7)—2

Annex A(9) — Strikethrough comparison of revisions made to disclosure in the “Forward

Looking-Statements” section of the Pre-Effective Amendment

[FROM “FORWARD-LOOKING STATEMENTS”]

Forward-looking statements are statements that are not historical facts, including statements about the Republic’s beliefs and expectations. These statements are based on the Republic’s current plans, estimates and projections. ~~Therefore, undue reliance should not be placed on such statements~~While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable at this time, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, the Republic gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Annex A(10) — Strikethrough comparison of revisions made to disclosure in the

“Preservation of Defenses” section of the Pre-Effective Amendment

[FROM “PRESERVATION OF DEFENSES”]

Nothing in this prospectus, or in any communication from the Republic relating to any offering or otherwise, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal (as defined in the 2018 Annual Report (as defined below)) or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This prospectus may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Annex A(11) — Strikethrough comparison of revisions made to disclosure in the

“Enforcement of Civil Liabilities” section of the Pre-Effective Amendment

[FROM “ENFORCEMENT OF CIVIL LIABILITIES”]

A judgment obtained against the Republic in a foreign court may be enforced in the courts of Argentina. Based on existing law, the courts of Argentina will enforce such a judgment in accordance with the terms and conditions of the treaties entered into between Argentina and the country in which the judgment was issued. As of the date of this prospectus, there is no treaty between Argentina and the United States for the enforcement in Argentina of a judgement obtained in the United States.

In the event there are no such treaties, the courts of Argentina will enforce the judgment if it:

•	complies with all formalities required for the enforceability thereof under the laws of the country in which it was issued;

•	has been translated into Spanish, together with all related documents, and it satisfies the authentication requirements of the laws of Argentina;

•

was issued by a competent court, according to Argentine principles of international law, as a consequence of a personal action (action in personam) or a real action (action in rem) over a movable property if it has been moved to Argentina during or after the time the trial was held before a foreign court;

•	was issued after serving due notice and giving an opportunity to the defendant to present its case;

•	is not subject to further appeal;

•	is not against Argentine public policy; and

•	is not incompatible with another judgment previously or simultaneously issued by an Argentine Court.

Annex A(12) — Strikethrough comparison of revisions made to disclosure in the “About this Prospectus” section of the Pre-Effective Amendment

[FROM “ABOUT THIS PROSPECTUS”]

This prospectus provides a general description of the securities the Republic may offer under the “shelf” registration statement it has filed with the SEC. Each time the Republic sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We will file a post-effective amendment to the registration statement to reflect in the prospectus any facts or events arising after the effective date of this registration statement (as it may be amended from time to time) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless such information is contained in an annual report of the Republic filed in Form 18-K, or an amendment thereto filed on Form 18-K/A, that is incorporated by reference in the registration statement. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”